UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. 6)*

THE NEW YORK TIMES COMPANY
(Name of Issuer)
Class A Common Stock (par value $0.10 per share)
(Title of Class of Securities)
650111107
(CUSIP Number)
Philip Falcone 555 Madison Avenue 16th Floor New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
MARCH 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD., HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. AND/OR HARBINGER CAPITAL PARTNERS NY, LLC (COLLECTIVELY, THE “FUNDS”). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR MORE OF THE FUNDS.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650111107	Page 2 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Harbinger Capital Partners Master Fund I, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,538,434
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,538,434
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,538,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.94%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 650111107	Page 3 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Harbinger Capital Partners Offshore Manager, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 650111107	Page 4 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Harbinger Capital Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,538,434
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,538,434
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,538,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.94%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 650111107	Page 5 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS HMC Investors, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 650111107	Page 6 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Harbinger Capital Partners Special Situations Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON* PN

CUSIP No. 650111107	Page 7 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Harbinger Capital Partners Special Situations GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. 650111107	Page 8 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: HMC – New York, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 650111107	Page 9 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Harbert Management Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 650111107	Page 10 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Harbinger Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,538,434
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,538,434
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,538,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.94%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 650111107	Page 11 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Philip Falcone
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,538,434
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,538,434
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,538,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.94%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 650111107	Page 12 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Raymond J. Harbert
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 650111107	Page 13 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Michael D. Luce
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 650111107	Page 14 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Harbinger Capital Partners NY, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,538,234
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,538,234
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,538,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.94%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 650111107	Page 15 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Firebrand Investments, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 650111107	Page 16 of 26

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Scott Galloway
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 650111107	Page 17 of 26

SCHEDULE 13D

Item 1	Security and Issuer

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 11, 2008 (the “Schedule 13D”), as Amended by Amendment No. 1 filed on February 19, 2008, Amendment No. 2 filed on February 21, 2008, Amendment No. 3 filed on February 25, 2008, Amendment No. 4 filed on March 17, 2008 and Amendment No. 5 filed on November 17, 2008 with respect to the Class A common stock, $0.01 par value per share (the “Shares”), of The New York Times Company, a New York corporation (the “Issuer”). The address of the Issuer is 620 Eighth Avenue, New York, NY 10018.

Item 2	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As a result of the transfer of certain management agreements and related transactions among Reporting Persons, certain of the Reporting Persons no longer have beneficial ownership of the Shares, and two new Reporting Persons have been added, as follows:

(a-c, f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), an investment fund and a holder of membership interests in Harbinger NY (as defined below); Harbinger Capital Partners Offshore Manager, L.L.C. (“Harbinger Manager”), the former investment manager of the Master Fund; Harbinger Capital Partners LLC (“Harbinger LLC”), the investment manager of the Master Fund; HMC Investors, L.L.C. (“HMC Investors”), the former managing member of Harbinger Manager; Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”), an investment fund and a holder of membership interests in Harbinger NY (as defined below); Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund (“HCPSS”); HMC - New York, Inc. (“HMCNY”), the former managing member of HCPSS; Harbert Management Corporation (“HMC”), the parent of HMCNY; Harbinger Holdings, LLC (“Harbinger Holdings”), the managing member of Harbinger Manager, Harbinger LLC and HCPSS; Philip Falcone, the managing member of Harbinger Holdings and the portfolio manager of the Master Fund and the Special Fund; Raymond J. Harbert, a member of HMC Investors and a shareholder of HMC; Michael D. Luce, a member of HMC Investors and a shareholder of HMC; Harbinger Capital Partners NY, LLC (formerly Firebrand/Harbinger, LLC) (“Harbinger NY”), an investment fund; Firebrand Investments, LLC (“Firebrand”), an investment fund and a holder of membership interests in Harbinger NY; and Scott Galloway, a Clinical Associate Professor at the New York University Stern School of Business and the sole member and manager of Firebrand (each of the Master Fund, Harbinger Manager, Harbinger LLC, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC, Harbinger Holdings, Harbinger NY, Firebrand and Messrs. Falcone, Harbert, Luce and Galloway, a “Reporting Person”, and collectively, the “Reporting Persons”).

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Manager, Harbinger LLC, HMC Investors, HCPSS, Harbinger Holdings amd Harbinger NY is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert, Michael D. Luce and Scott Galloway is a United States citizen. The principal business address for each of the Harbinger LLC, the Special Fund, HCPSS, HMCNY, Harbinger Holdings, Harbinger NY and Philip Falcone is 555 Madison Avenue,

CUSIP No. 650111107	Page 18 of 26

SCHEDULE 13D

16th Floor, New York, New York 10022.  The principal business address for each of Harbinger Manager, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.  Firebrand is a Delaware limited liability company with its principal business address at c/o Scott Galloway, 210 Little Noyac Path, Water Mill, New York 11976. The principal business address for Mr. Galloway is 40 West 4th Street, New York, NY 10014.

(d) None of Philip Falcone, Raymond J. Harbert, Michael D. Luce or Scott Galloway has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As of the date hereof the Master Fund may be deemed to beneficially own 28,538,434 Shares.

As of the date hereof Harbinger Manager may be deemed to beneficially own 0 Shares.

As of the date hereof Harbinger LLC may be be deemed to beneficially own 28,488,234 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 0 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 0 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 0 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 0 Shares.

As of the date hereof HMC may be deemed to beneficially own 0 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 28,538,434 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 28,538,434 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 0 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 0 Shares.

As of the date hereof Harbinger NY may be deemed to beneficially own 28,538,234 Shares.

CUSIP No. 650111107	Page 19 of 26

SCHEDULE 13D

As of the date hereof Firebrand may be deemed to beneficially own 0 Shares.

As of the date hereof Scott Galloway may be deemed to beneficially own 0 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.”

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a), (b), (c) and (e) thereof and replacing such items with the following:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 143,128,432 Shares stated to be outstanding as of February 20, 2009 by the Issuer in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 28, 2008.

(a, b) As of the date hereof, the Master Fund, by virtue of its control over the voting and disposition of the Shares acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund, may be deemed to be the beneficial owner of 28,538,434 Shares, constituting 19.94% of the Shares outstanding of the Issuer.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,538,434 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,538,434 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Manager may be deemed to be the beneficial owner 0 Shares, constituting 0% of the Shares outstanding of the Issuer.

Harbinger Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

CUSIP No. 650111107	Page 20 of 26

SCHEDULE 13D

Harbinger Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 28,538,434 Shares (such Shares held by the Master Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund), constituting 19.94% of the Shares outstanding of the Issuer.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,538,434 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,538,434 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares outstanding of the Issuer.

HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund, by virtue of its control over the voting and disposition of the Shares acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund, may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares outstanding of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 0 Shares (such Shares held by the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund), constituting 0% of the Shares outstanding of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

CUSIP No. 650111107	Page 21 of 26

SCHEDULE 13D

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares outstanding of the Issuer.

HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 28,538,434 Shares (such Shares held by the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Special Fund), constituting 19.94% of the Shares outstanding of the Issuer.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,538,434 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,538,434 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares outstanding of the Issuer.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 28,538,434 Shares (such Shares held by the Master Fund and the Special Fund and acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund, respectively), constituting 19.94% of the Shares outstanding of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,538,434 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,538,434 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of ) Shares, constituting 0% of the Shares outstanding of the Issuer.

CUSIP No. 650111107	Page 22 of 26

SCHEDULE 13D

Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares outstanding of the Issuer.

Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger NY may be deemed to be the beneficial owner of 28,538,234 Shares (such Shares acquired by Harbinger NY with capital contributed to Harbinger NY by the Master Fund and the Special Fund), constituting 19.94% of the Shares outstanding of the Issuer.

Harbinger NY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,538,234 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,538,234 Shares.

Harbinger NY specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Firebrand may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares outstanding of the Issuer.

Firebrand has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Firebrand specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Scott Galloway may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares outstanding of the Issuer.

Mr. Galloway has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

CUSIP No. 650111107	Page 23 of 26

SCHEDULE 13D

Mr. Galloway specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(c)  On December 21, 2008 Harbinger NY purchased 50,000 Shares at a price $5.1226 per Share.

(e) As described in Item 2 herein, as of March 4, 2009 each of Harbinger Manager, HMC Investors, HMCNY, HMC, Raymond J. Harbert and Michael D. Luce have ceased to be the beneficial owner of more than five percent of the class of securities.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.

	Exhibit O:	Joint Filing Agreement

CUSIP No. 650111107	Page 24 of 26

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By:	Harbinger Capital Partners LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HMC INVESTORS, L.L.C.
By:	/s/ Joel B. Piassick
Name: Joel B. Piassick Title: Executive Vice President

HARBINGER CAPITAL PARTNERS LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

CUSIP No. 650111107	Page 25 of 26

SCHEDULE 13D

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
By:	Harbinger Capital Partners Special Situations GP, LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
By:	Harbinger Holdings, LLC, Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

HMC — NEW YORK, INC.
By:	/s/ Joel B. Piassick
Name: Joel B. Piassick Title: Executive Vice President

HARBERT MANAGEMENT CORPORATION
By:	/s/ Joel B. Piassick
Name: Joel B. Piassick Title: Executive Vice President

HARBINGER HOLDINGS, LLC
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

CUSIP No. 650111107	Page 26 of 26

SCHEDULE 13D

/s/ Philip Falcone
Name: Philip Falcone

/s/ Raymond J. Harbert
Name: Raymond J. Harbert

/s/ Michael D. Luce
Name: Michael D. Luce

/s/ Scott Galloway
Name: Scott Galloway

HARBINGER CAPITAL PARTNERS NY, LLC
By:	Harbinger Capital Partners Master Fund I, Ltd., Manager
By:	Harbinger Capital Partners LLC Managing Member
By:	/s/ Philip Falcone
Name: Philip Falcone Title: Managing Member

FIREBRAND INVESTMENTS, LLC
By:	/s/ Scott Galloway
Name: Scott Galloway Title: Founder and CIO

March 6, 2009

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)